UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York, NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒           Form 40-F ☐

ADOPTION OF CLAWBACK POLICY

Nasdaq adopted a new listing standard related to recovery of erroneously awarded compensation (Nasdaq Listing Rule 5608, the “Executive Compensation Clawback Rule”), which became effective on October 2, 2023, and pursuant to the Executive Compensation Clawback Rule, all Nasdaq listed companies have until December 1, 2023, to adopt a clawback policy.

On November 30, 2023, the Board of Directors (the “Board”) of Bit Digital Inc. (the “Company”) adopted a Clawback Policy (the “Clawback Policy”), a copy of which is filed as Exhibit 4.1 to this Form 6-K. The Clawback Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the Federal securities laws. The Clawback Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, and Nasdaq Listing Rule 5608.

The Clawback Policy will be administered by the Board. It applies to the Company’s current and former executive officers and such other senior executives and employees who may be deemed subject to the policy by the Board. The amount to be recovered will be the excess of the Incentive Compensation (as defined) paid to the executive based on the erroneous data over the Incentive Compensation that would have been paid had it been based on the restated results.

The foregoing description of the Clawback Policy with Form of Acknowledgement is a summary only and is qualified in its entirety by reference to the full text of the Clawback Policy, a copy of which is attached to this Report on Form 6-K as Exhibit 4.1 and is incorporated herein by reference.

Exhibit Index

Exhibit	Name
4.1	Clawback Policy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

Date: November 30, 2023	By:	/s/ Samir Tabar
	Name:	Samir Tabar
	Title:	Chief Executive Officer

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